UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nanometrics Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

630077 10 5

(CUSIP Number)

Reid Langrill, Chief Financial Officer

Accent Optical Technologies, Inc.

1320 SE Armour Drive, Suite B-2

Bend, Oregon 97702

(541) 322-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630077 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accent Optical Technologies, Inc. 22-3719377
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of Shares Beneficially Owned by	8.	Shared Voting Power 4,081,480 (includes 692,326 shares underlying exercisable options)
Each Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,081,480 (includes 692,326 shares underlying exercisable options)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 29.7%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”) relates to the shares of Common Stock, no par value per share, of Nanometrics Incorporated, a California corporation (“Nanometrics”). The address of the principal executive offices of Nanometrics is 1550 Buckeye Drive, Milpitas, California 95035.

Item 2.	Identity and Background

(a) – (c) and (f) This Schedule is being filed by Accent Optical Technologies, Inc., a Delaware corporation (“Accent”), with its principal executive offices located at 1320 SE Armour Drive, Suite B-2, Bend, Oregon 97702. Accent is a supplier of process control and metrology systems to the global semiconductor manufacturing industry.

The (i) name, (ii) business address, (iii) present principal occupation or employment and (v) citizenship of each director and executive officer of Accent are set forth on Annex A hereto and incorporated herein by reference.

(d) – (e) During the last five years, neither Accent, nor, to Accent’s knowledge, any of the individuals referred to in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for Accent to enter into an Agreement and Plan of Merger and Reorganization with Nanometrics, Alloy Merger Corporation, a Delaware Corporation (“Merger Sub”), dated January 25, 2006 (the “Merger Agreement”), the directors and executive officers of Nanometrics (the “Nanometrics Shareholders”), who are identified on Annex B hereto, each entered into a Parent Shareholder Voting Agreement with Accent dated as of January 25, 2006 (the “Voting Agreement”). Accent did not pay any consideration to the Nanometrics Shareholders in connection with the execution and delivery of the Voting Agreement. Copies of the Merger Agreement and a form of the Voting Agreement are filed as Exhibits 1 and 2 to this Schedule, respectively.

Item 4.	Purpose of Transaction

As stated above, the Voting Agreement was entered into as an inducement for, and in consideration of, Accent entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides that Merger Sub will be merged into Accent and shares of Accent common and preferred stock will be exchanged for shares of Nanometrics common stock, and certain rights to acquire Accent common stock will be exchanged for rights to acquire Nanometrics common stock. In connection with the merger, the name of Accent, the surviving corporation in the merger, will be changed to Accent Optical Technologies Nanometrics Inc. The transaction is conditioned on obtaining requisite shareholder approvals from the shareholders of each of Nanometrics and Accent, necessary regulatory clearances and other customary closing conditions, including the receipt of legal opinions that the transaction will qualify as a “reorganization” under the Internal Revenue Code of 1986, as amended.

Pursuant to the Voting Agreement, the Nanometrics Shareholders, who collectively own 3,389,154 shares of common stock of Nanometrics as set forth in Annex B and which represents 26.0% of the common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), have agreed to vote (or cause to be voted) their shares of Nanometrics common stock in favor of the approval of the merger and the Merger Agreement and will not vote or give instructions to act in any manner inconsistent with such agreement. The Nanometrics Shareholders cannot sell, transfer or otherwise dispose of the shares subject to the Voting Agreement unless the transferee becomes a party to the Voting Agreement. In addition, the Nanometrics Shareholders cannot transfer the shares into a voting trust or enter into an arrangement whereby the voting rights would be transferred.

The Voting Agreement terminates on the earlier of (i) such date and time as the Merger Agreement shall have been validly terminated in accordance with its terms and conditions, or (ii) such date and time as the merger shall become effective in accordance with its terms and conditions.

The purpose of the Voting Agreement is to enable Accent and Nanometrics to consummate the transactions contemplated by the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

(a) – (b) As of the date of this Schedule, as a result of the Voting Agreement, Accent may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 3,835,940 shares of Nanometrics common stock held by the Nanometrics Shareholders (see Annex B), which represents approximately 28.5% of the shares of Nanometrics common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

(c) Except as set forth or incorporated herein, neither Accent nor, to Accent’s knowledge, any of the individuals referred to in Annex A has effected any transaction in Nanometrics common stock during the past sixty (60) days.

(d) – (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreement, to the knowledge of Accent, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and Annex A or between such persons and any other person with respect to the securities of Nanometrics, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 –	Agreement and Plan of Merger and Reorganization by and among Nanometrics Incorporated, Alloy Merger Corporation and Accent Optical Technologies, Inc., dated January 25, 2006 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, as amended, filed by Nanometrics Incorporated on January 26, 2006, as amended on February 21, 2006).

Exhibit 2 –	Form of Voting Agreement by and between Accent Optical Technologies, Inc. and certain shareholders of Nanometrics Incorporated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K, as amended, filed by Nanometrics Incorporated on January 26, 2006, as amended on February 21, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCENT OPTICAL TECHNOLOGIES, INC.

March 31, 2006
Date

/s/ Reid Langrill
Signature

Reid Langrill Chief Financial Officer
Name/Title

ANNEX A

Set forth below are the executive officers and directors of Accent Optical Technologies, Inc. with their business address and present principal occupation. The persons named below are citizens of the United States.

DIRECTORS

Name	Business Address	Present Principal Occupation

Bruce C. Rhine	Accent Optical Technologies, Inc. 1320 SE Armour Drive, Suite B-2 Bend, Oregon 97702	Chief Executive Officer & Chairman of Accent Optical Technologies, Inc.

Joseph F. Dox	14603 Puente Way Saratoga, CA 95070	Former President and Chief Operating Officer of Novellus Systems, Inc.

Peter M. Joost	Joost Enterprises Corporation 555 California Street, Suite 5180 San Francisco, CA 94104	President of Joost Enterprises Corporation

William Landreth	Goldman, Sachs & Co. 555 California Street, 45th Floor San Francisco, CA 94104	Advisory Director of Goldman, Sachs & Co.

Jeffrey Rosen	Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022	Partner, Debevoise & Plimpton LLP

David Schwartz	Bio-Rad Laboratories, Inc. 1000 Alfred Nobel Drive Hercules, CA 94547	Chairman of Bio-Rad Laboratories, Inc.

Robert J. Therrien	2134 Oyster Harbors Osterville, MA 02655	Chairman of Brooks Automation, Inc.

EXECUTIVE OFFICERS*

(Who are not Directors)

Name	Present Principal Occupation

Gregory Kaiser	Senior Vice President, Business Development
Bruce Crawford	President and Chief Operating Officer
Reid Langrill	Chief Financial Officer
Raj Mundhe	Vice President, Global Sales
Steve Hummel	Chief Technology Officer

* The principal occupation and business address for each executive officer is with Accent Optical Technologies, Inc., 1320 SE Armour Drive, Suite B2, Bend, Oregon 97702.

ANNEX B

The Nanometrics Shareholders who are parties to the Voting Agreement are identified below, along with the Nanometrics common stock held by each and covered by this Schedule:

Party to Voting Agreement	Shares		Option Shares(1)	Total Shares(1)
J. Thomas Bentley	0		9,999	9,999
Norman V. Coates	2,000	(2)	6,666	8,666
Vincent J. Coates	3,376,154	(3)	0	3,376,154
John D. Heaton	0		555,832	555,832
Roger Ingalls, Jr.	9,000		33,166	42,166
Douglas J. McCutcheon	0		0	0
William G. Oldman	0		29,999	29,999
Stephen J Smith	0		9,999	9,999
Edmond R. Ward	2,000		29,999	31,999
Quentin B. Wright	0		16,666	16,666
Totals	3,389,154		692,326	4,081,480

(1)	Includes shares underlying options that are exercisable within sixty (60) days of the date of this Schedule.
(2)	Includes 2,000 shares of common stock held of record by the Thomas Manning Trust, for which Mr. Coates acts as trustee.
(3)	Includes 3,376,154 shares held by Mr. Coates through a trust.